Via Facsimile and U.S. Mail
Mail Stop 6010

June 27, 2008

C. Robert Quint
Executive Vice President and Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
File Number: 001-11356

Dear Mr. Quint:

We have reviewed your June 20, 2008 response to our June 12, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Also, please identify the annual or quarterly filing, as applicable, in which you intend to first include all of these disclosures. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K for the Fiscal Year Ended December 31, 2007

1. We acknowledge your response to prior comment one, and your proposal to update the S-1 by providing the revised disclosures in a Current Report on Form 8-K. However, because Form S-1 does not provide for forward incorporation by reference, providing the additional disclosures in a Form 8-K would not update the disclosures in the Form S-1. Accordingly, we believe that you should amend your Form 10-K for the year ended December 31, 2007 to provide the relevant additional disclosures in conjunction with providing the audited financial statements of C-Bass. In addition, we believe that you should amend your Form 10-Q for the period ended March 31, 2008 to provide the relevant additional disclosures, including those relating to the adoption of SFAS 157.

C. Robert Quint
Radian Group Inc.
June 27, 2008
Page 2

Notes to Consolidated Financial Statements
Note 3. Investments, page 179

2. We acknowledge your response to prior comment three. Please confirm that you will include this disclosure in your future filings and amended periodic reports.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 2 – Fair Value of Financial Instruments, page 6

3. We acknowledge your response to prior comment four. For your Mortgage Insurance domestic and International CDS investments, please expand your disclosure to provide a more detailed discussion regarding how you validate the quotes you receive from your counter-parties. For your sensitivity analyses, please describe how you determined the reasonably likely changes in assumptions. Discuss whether the changes depicted are based on historical experience, current trends or any other relevant information.

4. We acknowledge your response to prior comments five and six. Please provide us with your proposed revised disclosure that includes the reasons why you believe that these instruments do not represent a material portion of your total derivative risk exposure, and if true, why you believe that sensitivity analysis relating to these instruments would not be meaningful to investors.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant